UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

The Gillette Company

Incorporated pursuant to the laws of the State of Delaware

Internal Revenue Service Employer Identification No. 04-1366970

Prudential Tower Building, Boston, MA 02199

Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class to be registered:

  Common Stock, $1.00 par value
  Preferred Stock Purchase Rights

     Name of each stock exchange on which each class is to be registered:

  New York Stock Exchange, Inc.
  Boston Stock Exchange, Inc.
  Chicago Stock Exchange
  Pacific Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

Securities to be registered pursuant to Section 12(g) of the Act:

     None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant's Securities to be Registered.

     Our authorized capital stock consists of 2,320,000,000 shares of common stock, $1.00 par value, and 5,000,000 shares of preferred stock, without par value.

COMMON STOCK

        The holders of our common stock are entitled to receive dividends when and as declared by our Board of Directors and paid by us. This right is subordinate to the preferences of our outstanding preferred stock. Holders of our common stock have one vote per share. There is no cumulative voting. If we are liquidated, dissolved or wound-up, we will pay our creditors first, followed by our preferred stockholders. Subsequently, we will distribute our remaining assets to our common stockholders in proportion to the number of shares that each stockholder owns. Other than the preferred stock purchase rights referred to below, holders of our common stock have no preemptive or other subscription rights. There are no conversion, redemption or sinking fund provisions applicable to our common stock. Our Board of Directors is authorized to issue all of the authorized and unissued shares of our common stock.

        Fleet National Bank is the registrar and transfer agent of the shares of our common stock.

        At December 31, 2000, 1,053,629,986 shares of our common stock were outstanding and held of record by 53,567 holders.

PREFERRED STOCK

        Our Board of Directors is authorized to fix the terms of one or more series of a class of preferred stock. It is also authorized to issue any or all of the authorized and unissued shares of preferred stock. Issuances of preferred stock may limit or qualify the rights of the holders of our common stock.

Preferred Stock Purchase Rights

        We entered into a Renewed Rights Agreement dated as of December 14, 1995, effective as of December 9, 1996, with the First National Bank of Boston, as Rights Agent. One-half of a right is attached to each outstanding share of our common stock. At December 31, 2000, 526,814,993 rights were outstanding.

        Each whole right may be exercised to purchase one ten-thousandth of a share of our Series A junior participating preferred stock for $225. The rights become exercisable on the earlier of:

  ten business days after we announce that a person has acquired 15% or more of our common stock, or ten business days after a tender offer commences that could result in a person's ownership of 15% or more of our common stock.

     When the rights become exercisable, they will also become transferable apart from the shares of common stock to which they are currently attached.

        If a person acquires 15% or more of our common stock, each holder of a right, other than the person who acquired our common stock, will have the right to receive, upon exercise of the right, shares of our common stock valued at double the exercise price. Holders will not have these rights if the person who acquires 15% or more of our common stock does so in a tender or exchange offer for all of our outstanding stock on terms approved by our Board of Directors. In the event of a merger or similar transaction that has not been approved by our Board of Directors, each holder of a right, other than the person who acquired our common stock, will have the right to receive, upon exercise of the right, shares of common stock of the acquiring company valued at double the exercise price.

     The rights have no voting power and are not entitled to receive dividends. The expiration date of the rights is December 14, 2005, but that date may be extended. We can redeem all of the outstanding rights for $0.01 each at any time until 10 business days following the date we announce that a person has acquired 15% or more of our common stock.

        Because this is a summary, it does not contain a complete description of the rights. The form of Renewed Rights Agreement, which specifies the terms of the rights, has been filed with the SEC as an exhibit to our Form 8-K dated December 18, 1995, and is incorporated by reference in this prospectus.

Series A Junior Participating Preferred Stock

        Our Board of Directors has reserved 400,000 shares of Series A junior participating preferred stock for issuance upon exercise of the rights. The junior participating preferred stock may be issued in fractional shares. The shares of junior participating preferred stock have the following terms:

     - Dividends. Each share of junior participating preferred stock will be entitled to receive cumulative quarterly cash dividends payable on the fifteenth day of January, April, July and October in each year. These dividends are payable at the greater of (a) $20 or (b) 10,000 times the aggregate per share amount of all dividends and distributions declared on our common stock, other than a dividend payable in shares of our common stock, since the previous quarterly dividend payment date for the junior participating preferred stock. The dividend may change due to anti-dilution adjustments. This dividend right is subordinate to the payment of dividends on any other senior preferred stock.

     - Voting. Holders of shares of junior participating preferred stock will be entitled to 10,000 votes on all matters submitted to a vote of our stockholders. The number of votes per share of junior participating preferred stock may change due to anti-dilution adjustments. Holders of shares of junior participating preferred stock will vote together with the holders of our common stock as a single class, except as otherwise required by law. If at the time of any annual meeting of stockholders for the election of directors the amount of accrued but unpaid dividends upon the junior participating preferred stock is equal to six full quarterly dividends, the holders of shares of junior participating preferred stock, voting separately as a class, will have the right to elect two members of the Board of Directors. This right will continue until all accrued dividends are paid. In addition, while dividends on the junior participating preferred stock are unpaid as described above, the terms of the junior participating preferred stock limit our ability to pay dividends and to redeem, repurchase or otherwise acquire shares of our common stock.

        - Liquidation. If we are liquidated, dissolved or wound-up, holders of junior participating preferred stock will be entitled to receive, before any distribution is made with respect to shares of stock ranking junior to the junior participating preferred stock, an amount equal to the greater of (a) $200 per share or (b) 10,000 times the aggregate per share amount to be distributed to holders of our common stock. The ratio in clause (b) may change due to anti-dilution adjustments.

        - Consolidations, mergers and similar transactions. If a consolidation, merger, combination or similar transaction occurs and shares of our common stock are exchanged for or changed into stock or securities of another company, cash and/or other property, then the shares of junior participating preferred stock will be similarly exchanged or changed. Each share of junior participating preferred stock will be exchanged or changed in an amount per share equal to 10,000 times the aggregate amount of stock, securities, cash and/or other property payable in kind into which or for which each share of our common stock is changed or exchanged. This ratio may change due to anti-dilution adjustments.

     - Ranking. The shares of any future series of preferred stock will rank on an equal basis with the junior participating preferred stock with respect to dividends and/or liquidation preference, unless our Board of Directors determines that these future series will be senior to the junior participating preferred stock.

        - Redemption. The junior participating preferred stock may not be mandatorily redeemed by us.

PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS AND DELAWARE LAW AFFECTING CHANGES IN CONTROL

        In addition to several of the provisions described above, provisions of our Certificate of Incorporation and bylaws and Delaware law, including some of those described below, may have anti-takeover effects.

     - Board of Directors. Under Article 9 of our Certificate of Incorporation and the related provisions of Article XIII of our bylaws, our Board of Directors is classified into three classes. Each class is as equal in number as possible. One class is elected each year for a three-year term. A director may be removed for cause only by the majority vote of the outstanding shares entitled to vote. The affirmative vote of at least 75% of the votes of the shares entitled to vote is required to amend or repeal Article 9 of the Certificate of Incorporation or to adopt any provision inconsistent with those articles.

        - Meetings of stockholders. The bylaws provide that special meetings of stockholders may be called only by our Chief Executive Officer or by our Board of Directors. The bylaws also provide that in general we must receive stockholder proposals intended to be presented at an annual meeting of stockholders, including proposals for the nomination of directors, not less than 90 days in advance of the anniversary date of the prior year’s annual meeting.

     - Indemnification. Our bylaws contain provisions requiring us to indemnify any of our directors, officers or employees to the fullest extent permitted under Delaware law. Our Certificate of Incorporation provides that a director will not be personally liable to us or to our stockholders for monetary damages arising out of the director's breach of that person's fiduciary duty as a director, except to the extent that Delaware law does not permit exemption from such liability.

        - Amendment of bylaws. Our Board of Directors is expressly authorized to adopt, amend or repeal the bylaws of the Company, except as provided in our Certificate of Incorporation. The stockholders may also adopt, amend or repeal the bylaws.

        - Delaware law. We are governed by the provisions of Section 203 of the General Corporation Law of Delaware. In general, this statute prohibits a publicly held Delaware corporation like us from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person becomes an interested stockholder. This prohibition does not apply to a business combination approved in a manner described in the statute or if the stockholder acquires at least 85% of our outstanding stock, excluding stock held by directors who are also officers and specified employee rights plans. An “interested stockholder” is generally considered to be:

  a person who owns 15% or more of our voting stock,
  a person who is an affiliate of ours and owned 15% or more of our voting stock within the prior three years, or an affiliate of either of these persons.

Item 2. Exhibits.

1.1 Composite Certificate of Incorporation of The Gillette Company, as amended, filed herewith.

1.2 The Bylaws of The Gillette Company, as amended March 16, 2000, filed as Exhibit 3(b) to The Gillette Company Annual Report on Form 10-K for the period ended December 31, 1999, incorporated by reference herein.

1.3 Specimen of form of certificate representing ownership of The Gillette Company Common Stock, $1.00 par value, as adopted by the Board of Directors of the Company on November 21, 1996, filed as Exhibit 4(a) to The Gillette Company Annual Report on Form 10-K for the year ended December 31, 1996, Commission File No. 1-922, incorporated by reference herein.

1.4 Form of Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock of the Gillette Company filed as Exhibit A to Exhibit 1 to The Gillette Company Current Report on Form 8-K, dated December 31, 1985, Commission File No. 1-911, incorporated by reference as Exhibit 4(b) to The Gillette Company Annual Report on Form 10-K for the year ended December 31, 1996, Commission File 1-922, incorporated by reference herein.

1.5 Amendment to Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock dated December 9, 1996, filed as Exhibit 4(c) to The Gillette Company Annual Report on Form 10-K for the year ended December 31, 1996, Commission File No. 1-922, incorporated by reference herein.

1.6 Renewed Rights Agreement dated as of December 14, 1995 between The Gillette Company and The First National Bank of Boston, filed as Exhibit 4 to The Gillette Company Current Report on Form 8-K, dated December 18, 1995, Commission File No. 1-911, incorporated by reference herein.

1.7 The Gillette Company Registration on Form 8-A, dated November 4, 1996, Commission File No. 1-922, incorporated by reference herein.

1.8 The Gillette Company Registration on Form 8-A/A, dated November 12, 1996, Commission File No. 1-922, incorporated by reference herein.

1.9 Certificate of Amendment relating to an increase in the amount of authorized shares of preferred and common stock, filed as Exhibit 3 (i) to The Gillette Company Quarterly Report on form 10-Q for the period ended March 31, 1998, Commission File No. 1-922, incorporated by reference herein.

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                THE GILLETTE COMPANY

                By: /s/ William J. Mostyn III
                William J. Mostyn III
                Secretary